EXHIBIT 11

COMPUTATION OF BASIC AND DILUTED

EARNINGS PER SHARE

(UNAUDITED)

	For The Three Months Ended
	March 31, 2006	March 31, 2005
Number of shares on which basic earnings per share is calculated:
Weighted average shares outstanding during period	1,564,546,955	1,628,672,602
Add - Incremental shares under stock compensation plans	18,305,165	27,872,651
Add - Incremental shares associated with convertible notes	3,513,675	3,900,834
Add- Incremental shares associated with contingently issuable shares	862,479	115,716
Number of shares on which diluted earnings per share is calculated	1,587,228,274	1,660,561,803
Income from continuing operations (millions)	$1,708	$1,407

Loss from discontinued operations (millions)	—	5

Net income from total operations on which basic earnings per share is calculated (millions)	$1,708	$1,402

Income from continuing operations (millions)	$1,708	$1,407

Less - net income applicable to contingently issuable shares (millions)	—	1

Income from continuing operations on which diluted earnings per share is calculated (millions)	1,708	1,406

Loss from discontinued operations on which basic and diluted earnings per share is calculated (millions)	—	5

Net income on which diluted earnings per share is calculated (millions)	$1,708	$1,401

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	For The Three Months Ended
	March 31, 2006	March 31, 2005

Earnings per share of common stock:

Assuming dilution
Continuing operations	$1.08	$0.85
Discontinued operations	0.00	0.00
Total	$1.08	$0.84

Basic
Continuing operations	$1.09	$0.86
Discontinued operations	0.00	0.00
Total	$1.09	$0.86

Stock options to purchase 166,318,040 shares and 144,734,490 shares were outstanding as of March 31, 2006 and 2005, respectively, but were not included in the computation of diluted earnings per share because the options’ exercise price during the respective periods was greater than the average market price of the common shares and, therefore, the effect would have been antidilutive.

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